SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2007
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: November 26, 2007		Signed: Donald F. Barnhardt

	By:	Name: Donald F. Barnhardt
Title: Corporate Secretary

Release: Immediate, November 23, 2007
CANADIAN PACIFIC AND TEAMSTERS EXTEND NO STRIKE/NO LOCKOUT AGREEMENT PENDING FURTHER DISCUSSIONS
CALGARY – Canadian Pacific Railway Limited (TSX/NYSE: CP) and the Teamsters Canada Rail Conference (TCRC), representing 4,500 locomotive engineers and conductors, have extended their no strike/no lockout agreement to December 8th. The parties will continue to meet during this period in an effort to negotiate a mutually acceptable settlement.
Earlier this month, a previous Memorandum of Settlement between the parties failed to ratify by a narrow margin.
Contacts:

Media	Investment Community
Mark Seland	Janet Weiss
(403) 540-7178	(403) 319-3591
mark_seland@cpr.ca	investor@cpr.ca